Exhibit (a)(5)(ii)

FOR IMMEDIATE RELEASE

Shareholder Contact:

1-800-221-5672

ALLIANCEBERNSTEIN NATIONAL MUNICIPAL INCOME FUND, INC.

ANNOUNCES EXPIRATION OF TENDER OFFER AND PRELIMINARY RESULTS

NEW YORK, NY December 14, 2018. AllianceBernstein National Municipal Income Fund, Inc. (“ANMIF” – NYSE: AFB) (the “Fund”) announced the expiration and preliminary results for its tender offer of up to 100% of its outstanding auction preferred shares (“APS”), at a price equal to 98.75% of the liquidation preference of $25,000 per share (or $24,687.50 per share), plus any unpaid dividends accrued through the termination date of the tender offer. The Fund’s tender offer expired on Thursday, December 13, 2018 at 5:00 p.m. New York City time. All shares that were validly tendered and not withdrawn during the offering period have been preliminarily accepted for payment.

Based upon current information, the Fund has preliminarily accepted for payment approximately 893 Series M APS, approximately 569 Series T APS, approximately 686 Series W APS and approximately 1,427 Series TH APS. The shares preliminarily accepted represent approximately 99% of outstanding Series M APS, approximately 87% of outstanding Series T APS, approximately 97% of outstanding Series W APS and approximately 99% of outstanding Series TH APS. In aggregate the Fund has preliminarily accepted for payment approximately 3,575 APS, which represent approximately 97% of its outstanding APS. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date.

It is anticipated that payment for the APS shares will be made on or about December 20, 2018. APS that were not tendered remain outstanding. Completion of the tender offer is conditioned upon the closing of the proposed private offering of new preferred stock (the “New Preferred Stock”) with an aggregate liquidation preference at least equal to the aggregate price paid for the APS accepted in the tender offer. The Fund currently intends to replace leverage associated with the tendered APS with the New Preferred Stock.

Any questions about the tender offers can be directed to Georgeson LLC, the Fund’s information agent for its offer at toll free (800) 932-9864.

This release is not a prospectus, circular or representation intended for use in the purchase or sale of Fund shares. Shares of the Fund are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Shares of the Fund involve investment risk, including possible loss of principal. For more complete information about the Fund, including risks, charges, and expenses, please see the Fund’s annual and semi-annual shareholder reports.

ANMIF is a closed-end U.S.-registered management investment company advised by AllianceBernstein L.P.